September 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Icahn Enterprises L.P. Icahn Enterprises Finance Corp. Registration Statement on Form S-3 (No. 333-213563)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-213563) filed with the Securities and Exchange Commission by Icahn Enterprises L.P. and Icahn Enterprises Finance Corp. (together, the “Registrants”) on September 9, 2016. Pursuant to Rule 473 of the Securities Act of 1933 (the “Act”), as amended, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions regarding this request, please contact the undersigned at (646) 861 7575. Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Peter Reck
Peter Reck
Chief Accounting Officer

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841

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